Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

November 27, 2024

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

CHINA CENTRAL DEPOSITORY & CLEARING CO. LIMITED – Added in Custody, Clear, or Settle section

INTERCONTINENTAL EXCHANGE HOLDINGS, INC. – Added in Execute or Trade section

NEX SEF LIMITED – Added in Execute or Trade section